February 15, 2011

U.S Securities & Exchange Commission
Division of Corporation Finance
Attention: Jeff Jaramillo
Washington, D.C. 20549

Re:  JBI, Inc.
        Form 10-K for the fiscal year ended December 31, 2009
        Filed March 31, 2010
        Amendment No.1 to Form 10-Q for the periods ended September 30, 2009
        Amendment No.1 to Form 10-K for the Period Ended December 31, 2009
        Form 8-K/A filed December 16, 2010
        File No. 000-52444

Dear Mr. Jaramillo:

We represent JBI, Inc. (“JBI” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 6, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amended Form 8-K (the “8-K”) filed on December 16, 2010. We are in receipt of your letter and the following are responses.

Form 8-K/A filed December 16, 2010

1.
Refer to our prior comment 5.  We note that you indicate in this amended Form 8-K that pro forma financial statements were “Previously filed on Form 8-K October 7, 2009” and it appears that the pro forma statements you referenced are intended to reflect the impact of your September 2009 acquisition of Pack-It LLC.  We also note you filed a Form 8-K on August 28, 2009 that included pro forma financial statements which it appears are intended to reflect the impact of your August 2009 acquisition of Javaco, Inc.  However, we note that the pro forma financial statements included in the referenced Form 8-K filings do not comply with the requirements of Rule 8-05 of Regulation S-X.  Please file amendments to your Form 8-K’s that include pro forma financial statements compliant with Rule 8-05 of Regulation S-X.  Specifically, please amend your Forms 8-K to address the following:

•
Provide an introductory paragraph prior to the pro forma financial statements which briefly describes each transaction for which pro forma effects are presented, the entities involved, the periods presented, and an explanation of what the pro forma presentation shows;

•
For each set of pro forma financial statements, only present a pro forma  balance sheet as of the end of the last interim period and pro forma income statements for the last annual (i.e., fiscal 2008) and interim periods;

•	Present the pro forma financial statements in columnar form, with separate columns presenting historical results, pro forma adjustments, and pro forma results;

•	Show all pro forma adjustments on a gross basis and reference each adjustment to footnotes that clearly explain ;the assumptions involved; and

•	Delete the pro forma statements of shareholders’ equity and statements of cash flows, as they are not required.

Response: The Amended 8-K has been filed with the items requested above.

2.
With respect to the Javaco pro forma financial statements in the Form 8-K filed on August 28, 2009, please tell us why the pro forma financial statements are presented as of and for the 236 days ended August 24, 2009 rather than as of and for the six months ended June 30, 2009, the end of the latest interim period before the acquisition.  Also, given that Javaco’s fiscal year end is May 31 and JBI’s fiscal year end is December 31, if practicable, when preparing the fiscal 2008 pro forma income statement you should bring Javaco’s income statement amounts up to within 93 days of your fiscal year end by adding subsequent interim period results to Javaco’s fiscal year data and deducting the comparable preceding year interim period results.  Disclose the fact that you have made these adjustments and tell investors which periods were added or subtracted.

Response:  The amended 8-K includes pro forma financial statements for the six months ended June 30, 2009.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gary S. Eaton
       Gary S. Eaton